September 18, 2018

Maria Fardes, Ph.D., M.B.A.
President and Chief Executive Officer
Iovance Biotherapeutics, Inc.
999 Skyway Road, Suite 150
San Carlos, CA 94070

       Re: Iovance Biotherapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 7, 2018
           File No. 333-227241

Dear Dr. Fardes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Emilio Ragosa, Esq.